C21 Investments Announces Q2 Results with Cash Flow from Operations up 32%

$3.7 million in Net Income highlights continued profitability

VANCOUVER, September 28, 2021 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced unaudited results for its second quarter ended July 31, 2021. All currency reported in U.S. dollars (unless otherwise noted).

Q2 Highlights (May 1, 2021 to July 31, 2021):

  Revenue of $9.0 million
  Gross Margin (before fair value adjustments) of 52.3% - up 367 basis points from Q1
  Operating Cash Flow1 of $3.4 million - up 16% over Q1 - $6.3 million year-to-date
  Adjusted EBITDA1 of $3.3 million - a 36.5% EBITDA Margin - $6.3 million year-to-date
  Net Income of $3.7 million; Earnings Per Share of $0.03 - EPS of $0.06 year-to-date
  Total Liabilities reduced by $4.7 million from Q1; $10.4 million in reductions year-to-date

Management Commentary:

"C21 continues to deliver strong, profitable bottom-line performance with one of the leading cash flow margins in the industry. Cash Flow from Operations was up 32% over Q1 resulting in a reported $0.03 in Earnings per Share, and enabling further significant reduction in Total Liabilities," said Sonny Newman, President and CEO of C21. "We completed our first phase buildout of our cultivation expansion on budget, and expect its first harvest next week, which we anticipate will increase top line results and further strengthen operating margins going forward. We continue to work diligently to deliver greater scale for the Company."

Q2 Financial Highlights:

Revenue for the second quarter was $9.0 million, down 1.9% from Q1, in line with similar industry trends seen in the Western markets (State of Nevada reported a 6% decline in cannabis sales from April to June 20212). Despite market conditions, C21 remained focused on sustaining the efficiency of its operations, with the Nevada segment continuing to deliver highly profitable results, including $7.8 million adjusted EBITDA year-to-date.

Gross Profit for the quarter was $4.7 million (before fair value adjustments), with Gross Margin of 52.3% (BFVA), up 367 basis points from Q1. The company delivered $3.3 million of Adjusted EBITDA1 for the quarter, up 7% over Q1, and a 36.5% EBITDA Margin. SG&A expenses remained constant at $1.8 million (20% of revenue) for Q2.

Operating Cash Flow1 of $3.4 million (before working capital changes) was reported for the quarter, up 16% over Q1. This cash flow generation enabled C21 to pay down $1.5 million of principle debt, expend $1.2 million of capital to complete the first phase of the cultivation buildout, and pay $0.9 million in Income Tax. Cash Flow from Operations (after working capital changes) was $2.6 million - the ninth consecutive positive quarter - up 32% over Q1, and $4.5 million year-to-date (see Statement of Cash Flows).

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1 See non-IFRS Measures below for "Adjusted EBITDA", Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

2 State of Nevada cannabis sales: https://tax.nv.gov/uploadedFiles/taxnvgov/Content/TaxLibrary/NV-Marijuana-Revenue-FY21(7).pdf

The Company reported Net Income of $3.7 million for Q2, or $0.03 Earnings Per Share and $0.06 EPS year-to-date. This included changes in fair value of derivative liabilities (see MD&A). Excluding the changes in derivative liabilities, Adjusted Net Income1 was $1.0 million for Q2, or $0.01 Earnings Per Share.

Cash position at end of the second quarter was $4.2 million, down $1.9 million from the prior quarter reflecting an increase in one-time cash costs, including retirement of a $1.2 million convertible note and the completion of the first phase of cultivation buildout. As a result, Total Liabilities for Q2 were reduced by $4.7 million from last quarter and $10.4 million year-to-date (see Balance Sheet summary provided).

Non-IFRS Measures:

"Adjusted EBITDA", "Operating Cash Flow", "After Tax Operating Cash Flow", and "Adjusted Net Income" are supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA", "After tax operating cash flow", and "Adjusted net income" because management believes these are useful measures for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. "Adjusted EBITDA", "After tax operating cash flow", and "Adjusted Net Income" are not measures of performance calculated in accordance with IFRS, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with IFRS. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.

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1 See non-IFRS Measures below for "Adjusted EBITDA", Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

Balance Sheet:

	Fiscal Year End January 31, 2022
	Q2 FYE 2022	Q4 FYE 2021
	July 31, 2021	January 31, 2021
Assets
Cash	4,206,916	6,237,182
Biological and Inventory	6,914,958	6,758,508
Other current	1,164,086	2,584,431
Current Assets	12,285,960	15,580,121

Fixed Assets / Goodwill / Intangibles	54,249,251	53,229,388
Total Assets	66,535,211	68,809,509

Liabilities
Accounts payable	2,345,720	2,680,996
Other notes, current lease etc.	1,830,729	3,585,546
Promissory note	6,080,000	6,080,000
Income tax	3,320,213	3,378,299
Current Liabilities	13,576,662	15,724,841

Other	501,265	517,294
Promissory note	5,066,667	8,106,667
Lease Liabilities	9,438,465	9,691,215
Derivative Liability	4,449,527	9,430,991
Total Liabilities	33,032,586	43,471,008

Equity	33,502,625	25,338,501
Total Liabilities and Shareholder's Equity	66,535,211	68,809,509
Working Capital Deficit	(1,290,702)	(144,720)

Financial Summary:

	Fiscal Year End January 31, 2022
(US$ 000's)	Q2 FYE 2022	Q1 FYE 2022
Revenue	$8,976	$9,150
Cost of Sales	4,282	4,701
Gross Profit (before FV adjustments)	4,694	4,449
GM% (BFVA)	52.3%	48.6%
Gross Profit	4,542	4,833
Total Expenses	2,353	2,374
SG&A% of Revenue	20.0%	19.1%
Income (Loss) from Operations	2,188	2,459
Net Income (Loss)	3,655	4,371
Earnings Per Share	0.03	0.04
Adjusted EBITDA[1]	3,275	3,069
EBITDA Margin%	36.5%	33.5%

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1 See non-IFRS Measures below for "Adjusted EBITDA", Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

Adjusted EBITDA:

Fiscal Year End January 31, 2022			Six Months ended July 31
	Q2 2022	Q1 2022	FYE 2022	FYE 2021

Income from operations	$2,188,189	$2,458,964	4,647,153	2,276,597

Net impact, fair value on biological assets	152,376	(383,996)	(231,620)	423,833
Depreciation and amortization	446,087	482,610	928,697	1,095,994
Depreciation/amortization in COGS	82,818	75,454	158,272	104,603
ROU amortization/interest in COGS	293,540	294,445	587,985	511,069
Share based compensation	112,455	141,716	254,171	62,801
Inventory impairment	-	-	-	342,048
Adjusted EBITDA	$3,275,465	$3,069,193	6,344,658	4,816,945

After-Tax Operating Cash Flow:

		Fiscal Year End January 31, 2022
from Statement of Cash Flows:		Q2 FYE 2022	Q1 FYE 2022

Cash Provided by Operating Activities		$2,569,589	$1,943,406
add back:
Changes in working capital items		798,442	961,755
Operating Cash Flow[1]		3,368,031	2,905,161
	OCF Margin%	37.5%	31.7%
Income Tax Expense		(844,910)	(800,897)

After Tax Operating Cash Flow		2,523,121	2,104,264
	ATOCF Margin%	28.1%	23.0%
ATOCF per average share O/S, $C		$0.03	$0.02

For further inquiries, please contact:

Media contact:	Company contact:
Mattio Communications	Michael Kidd
c21@mattio.com	Chief Financial Officer and Director
Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms and Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the Company's ability to scale its existing vertical operations, the performance of the Company's operations generally, and specifically its Nevada retail operations, during the pendency of the COVID-19 pandemic, the performance of the Company's Nevada cultivation expansion, the performance of the Company's brands and the continued demand for cannabis products, the ability of the Company to successfully extend its retail footprint and pursue accretive growth, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.